RWE

RECEIVED

2006 FEB -8 P 1:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**File No. 82-4018**

January 30, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

06010778

**File No. 82-4018**
**RWE Aktiengesellschaft,**
**Submission of Information to Maintain Exemption Under Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

SUPPL

PROCESSED

FEB 09 2006

THOMSON FINANCIAL

Dear Madam or Sir:

In order to continue to claim the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3-2(b), we hereby furnish the enclosed information required by Rule 12g3-2(b).

Please find attached the latest notifications of shareholdings in RWE AG according to Sec. 25, Para. 1 of the German Securities Trading Act (WpHG).

If you have any questions or comments please call the undersigned

at 0049 201 12 15299 (Dr. Döss)
or 0049 201 12 15030 (Mr. Alphéus).

Please acknowledge the receipt of the above mentioned document by signing the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope.

Very truly yours,

R W E Aktiengesellschaft

ppa. - Dr. Döss-                    i.V. - Alphéus-

Encl.

RWE Aktiengesellschaft

Opernplatz 1
45128 Essen

T +49 (0)201/12-00
F +49 (0)201/12-1 51 99
I www.rwe.com

RWE

Publication in the ‚Börsenzeitung' as of Jan. 28, 2006

**Notifications of shareholdings in RWE according to Securities Trading Act (WpHG-Meldung)**

Notifications of the municipal shareholders of RWE AG that each of their share in RWE's voting rights has come below the threshold of 5%.

**RWE Aktiengesellschaft**
**Essen**

**Veröffentlichung gem. § 25 Abs. 1 Wertpapierhandelsgesetz (WpHG)**

1. **Die Vereinigung ehemaliger kommunaler Aktionäre der VEW GmbH** mit Sitz in Dortmund hat uns gemäß §§ 21, 22, 41 WpHG im eigenen Namen sowie namens und in Vollmacht der in den nachstehenden Tabellen aufgelisteten Körperschaften Folgendes mitgeteilt:

   Folgende Körperschaften haben am 12. Januar 2006 die folgenden Stimmrechtsschwellen unterschritten und halten nun den nachfolgend aufgeführten Stimmrechtsanteil an der RWE AG. Diese Körperschaften hielten am 1. April 2002 folgende Stimmrechtsanteile an der RWE AG. Ihr Stimmrechtsanteil an der RWE AG hat am 30. September 2002 die folgenden Stimmrechtsschwellen unterschritten und betrug nach Unterschreitung wie folgt:

| Körperschaft (Name/Firma, Anschrift) | Unterschrittene Schwellen am 12. Januar 2006 | Anzahl Stimmrechte am 12. Januar 2006 (Gesamt) | Stimmrechtsanteil am 12. Januar 2006 in Prozent (Gesamt) | Davon zuzurechnende Stimmrechte und zuzurechnender Stimmrechtsanteil in Prozent am 12. Januar 2006/Zurechnungstatbestand | Anzahl Stimmrechte am 01. April 2002 (Gesamt) | Stimmrechtsanteil am 01. April 2002 in Prozent (Gesamt) | Davon zuzurechnende Stimmrechte und zuzurechnender Stimmrechtsanteil in Prozent am 01. April 2002/ Zurechnungstatbestand | Unterschrittene Schwellen am 30. September 2002 | Anzahl Stimmrechte an diesem Datum | Stimmrechtsanteil an diesem Datum in Prozent | Davon zuzurechnende Stimmrechte und zuzurechnender Stimmrechtsanteil in Prozent an diesem Datum / Zurechnungstatbestand |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Betriebs- und Beteiligungsgesellschaft Kreis Siegen-Wittgenstein mbH, Koblenzer Str. 73, 57072 Siegen | 5 % | 4.522.675 | 0,854 | 0 | 61.095.525 | 11,51 | 56.614.780 (10,662 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 45.831.943 (8,776 %) gem. § 22 Abs. 2 WpHG |
| Dortmunder Stadtwerke AG, Deggingstraße 40, 44141 Dortmund | 5 %<br>10 % | 290.200 | 0,055 | 0 | 61.095.525 | 11,51 | 60.980.325 (11,484 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 50.297.508 (9,6087 %) gem. § 22 Abs. 2 WpHG 29.047.992 (5,55 %) auch gem. § 22 Abs. 1 Nr. 1 WpHG |
| Energie- und Wasserversorgung Mittleres Ruhrgebiet GmbH, Massenbergstr. 15–17, 44787 Bochum | 5 % | 9.449.466 | 1,805 | 9.449.466 (1,805 %) gem. § 22 Abs. 1 Nr. 1 WpHG | 61.095.525 | 11,51 | 51.646.059 (9,726 %) gem. § 22 Abs. 2 WpHG, 9.449.466 (1,7796 %) gem. § 22 Abs. 1 Nr. 1 WpHG | 10% | 50.412.708 | 9,63 | 40.963.242 (7,826 %) gem. § 22 Abs. 2 WpHG, 9.449.466 (1,805 %) gem. § 22 Abs. 1 Nr. 1 WpHG |
| Ennepe-Ruhr-Kreis, Hauptstr. 92, 58317 Schwelm | 5 % | 10.000 | 0,0019 | 0 | 61.095.525 | 11,51 | 60.644.035 (11,421 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 49.961.218 (9,545 %) gem. § 22 Abs. 2 WpHG |
| Gemeinde Ascheberg, Dieningstr. 7, 59387 Ascheberg | 5 % | 405 | 0,00008 | 0 | 61.095.525 | 11,51 | 61.095.120 (11,506 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 50.412.303 (9,632 %) gem. § 22 Abs. 2 WpHG |
| Gemeinde Havixbeck, Willi-Richter-Platz 1, 48329 Havixbeck | 5 % | 5.400 | 0,001 | 0 | 61.095.525 | 11,51 | 61.090.125 (11,5047 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 50.407.308 (9,631 %) gem. § 22 Abs. 2 WpHG |
| Gemeinde Heek, Bahnhofstr. 80, 48619 Heek | 5 % | 2.540 | 0,00048 | 0 | 61.095.525 | 11,51 | 61.092.985 (11,5053 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 50.410.164 (9,631 %) gem. § 22 Abs. 2 WpHG |
| Gemeinde Saerbeck, Emsdettener Str. 1, 48369 Saerbeck | 5 % | 5.275 | 0,001 | 0 | 61.095.525 | 11,51 | 61.090.250 (11,5047 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 50.407.433 (9,6307 %) gem. § 22 Abs. 2 WpHG |
| Gemeinde Wadersloh, Liesborner Straße 5, 59329 Wadersloh | 5 % | 3.645 | 0,0007 | 0 | 61.095.525 | 11,51 | 61.091.880 (11,5051 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 50.409.063 (9,631 %) gem. § 22 Abs. 2 WpHG |
| Gemeinde Welver, Am Markt 4, 59514 Welver | 5 % | 3.405 | 0,00065 | 0 | 61.095.525 | 11,51 | 61.092.120 (11,5051 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 50.409.303 (9,631 %) gem. § 22 Abs. 2 WpHG |
| Grevener Versorgungs- und Verkehrs-Holding GmbH, Saerbecker Straße 77–81, 48268 Greven | 5 % | 21.620 | 0,0041 | 21.620 (0,0041 %) gem. § 22 Abs. 1 Nr. 1 WpHG | 61.095.525 | 11,51 | 61.073.905 (11,502 %) gem. § 22 Abs. 2 WpHG, 21.620 (0,0041 %) gem. § 22 Abs. 1 Nr. 1 WpHG | 10% | 50.412.708 | 9,63 | 50.391.088 (9,628 %) gem. § 22 Abs. 2 WpHG, 21.620 (0,0041 %) gem. § 22 Abs. 1 Nr. 1 WpHG |
| Hafen Hamm GmbH c/o Stadtwerke Hamm GmbH, Südring 1–3, 59065 Hamm | 5 % | 180.315 | 0,0345 | 0 | 61.095.525 | 11,51 | 60.915.210 (11,472 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 50.232.393 (9,597 %) gem. § 22 Abs. 2 WpHG |
| Herner Versorgungs- und Nahverkehrsgesellschaft mbH, Grenzweg 18, 44623 Herne | 5 % | 1.098.000 | 0,2098 | 1.098.000 (0,2098 %) gem. § 22 Abs. 1 Nr. 1 WpHG | 61.095.525 | 11,51 | 59.997.525 (11,298 %) gem. § 22 Abs. 2 WpHG, 1.098.000 (0,2068 %) gem. § 22 Abs. 1 Nr. 1 WpHG | 10% | 50.412.708 | 9,63 | 49.314.708 (9,4219 %) gem. § 22 Abs. 2 WpHG, 1.098.000 (0,2098 %) gem. § 22 Abs. 1 Nr. 1 WpHG |
| Hochsauerlandkreis Gebietskörperschaft, Steinstr. 39, 59870 Meschede | 5 % | 10.225 | 0,002 | 0 | 61.095.525 | 11,51 | 61.085.300 (11,5038 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 50.402.483 (9,6298 %) gem. § 22 Abs. 2 WpHG |
| Holding für Versorgung und Verkehr GmbH Bochum, Massenbergstr. 15–17, 44787 Bochum | 5 % | 6.403.160 | 1,223 | 5.583.460 (1,0668 %) gem. § 22 Abs. 1 Nr. 1 WpHG | 61.095.525 | 11,51 | 54.692.365 (10,2999 %) gem. § 22 Abs. 2 WpHG, 5.583.460 (1,0515 %) gem. § 22 Abs. 1 Nr. 1 WpHG | 10% | 50.412.708 | 9,63 | 44.009.548 (8,4083 %) gem. § 22 Abs. 2 WpHG, 5.583.460 (1,0668 %) gem. § 22 Abs. 1 Nr. 1 WpHG |
| Kreis Borken, Burloer Str. 93, 46325 Borken | 5 % | 304.640 | 0,0582 | 0 | 61.095.525 | 11,51 | 60.790.885 (11,448 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 50.108.068 (9,573 %) gem. § 22 Abs. 2 WpHG |
| Kreis Paderborn, Aldegrever Straße 10–14, 33040 Paderborn | 5 % | 1.217.660 | 0,233 | 0 | 61.095.525 | 11,51 | 59.877.865 (11,276 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 49.195.048 (9,399 %) gem. § 22 Abs. 2 WpHG |
| Kreis Soest, Hoher Weg 1–3, 59494 Soest | 5 % | 336.505 | 0,0643 | 336.505 (0,0643 %) gem. § 22 Abs. 1 Nr. 1 WpHG | 61.095.525 | 11,51 | 60.707.563 (11,433 %) gem. § 22 Abs. 2 WpHG, 387.962 (0,0731 %) gem. § 22 Abs. 1 Nr. 1 WpHG | 10% | 50.412.708 | 9,63 | 50.075.818 (9,567 %) gem. § 22 Abs. 2 WpHG, 336.890 (0,0644 %) gem. § 22 Abs. 1 Nr. 1 WpHG |
| Kreis Unna, Friedrich-Ebert-Str. 17, 59425 Unna | 5 % | 436.445 | 0,0834 | 0 | 61.095.525 | 11,51 | 60.659.080 (11,424 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 49.976.263 (9,548 %) gem. § 22 Abs. 2 WpHG |
| Kreis Warendorf, Waldenburger Str. 2, 48207 Warendorf | 5 % | 598.050 | 0,1143 | 598.050 (0,1143 %) gem. § 22 Abs. 1 Nr. 1 WpHG | 61.095.525 | 11,51 | 60.586.475 (11,412 %) gem. § 22 Abs. 2 WpHG, 598.650 (0,1128 %) gem. § 22 Abs. 1 Nr. 1 WpHG | 10% | 50.412.708 | 9,63 | 49.814.658 (9,517 %) gem. § 22 Abs. 2 WpHG, 598.050 (0,114 %) gem. § 22 Abs. 1 Nr. 1 WpHG |
| Stadt Ahlen, Westenmauer 10, 59227 Ahlen | 5 % | 68.460 | 0,0131 | 0 | 61.095.525 | 11,51 | 61.027.065 (11,493 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 50.344.248 (9,619 %) gem. § 22 Abs. 2 WpHG |
| Stadt Bochum, Willy-Brandt-Platz 2–8, 44777 Bochum | 5 % | 9.458.536 | 1,807 | 9.449.466 (1,805 %) gem. § 22 Abs. 1 Nr. 1 WpHG | 61.095.525 | 11,51 | 51.636.989 (9,724 %) gem. § 22 Abs. 2 WpHG, 9.449.466 (1,7796 %) gem. § 22 Abs. 1 Nr. 1 WpHG | 10% | 50.412.708 | 9,63 | 40.954.172 (7,825 %) gem. § 22 Abs. 2 WpHG, 9.449.466 (1,805 %) gem. § 22 Abs. 1 Nr. 1 WpHG |
| Stadt Dortmund, Südwall 2–4, 44139 Dortmund | 5 %<br>10 % | 292.030 | 0,056 | 290.200 (0,0554 %) gem. § 22 Abs. 1 Nr. 1 WpHG | 61.095.525 | 11,51 | 61.083.695 (11,505 %) gem. § 22 Abs. 2 WpHG, 115.200 (0,0217 %) auch gem. § 22 Abs. 1 Nr. 1 WpHG | 10 % | 50.412.708 | 9,63 | 50.410.878 (9,631 %) gem. § 22 Abs. 2 WpHG 29.163.182 (5,572 %) auch gem. § 22 Abs. 1 Nr. 1 WpHG |
| Stadt Gütersloh, Berliner Str. 70, 33330 Gütersloh | 5 % | 79.890 | 0,0153 | 0 | 61.095.525 | 11,51 | 61.015.635 (11,491 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 50.332.818 (9,616 %) gem. § 22 Abs. 2 WpHG |
| Stadt Hattingen, Rathausplatz 1, 45525 Hattingen | 5 % | 70.995 | 0,0136 | 70.995 (0,0136 %) gem. § 22 Abs. 1 Nr. 1 WpHG | 61.095.525 | 11,51 | 61.024.530 (11,492 %) gem. § 22 Abs. 2 WpHG, 70.995 (0,0134 %) gem. § 22 Abs. 1 Nr. 1 WpHG | 10% | 50.412.708 | 9,63 | 50.341.713 (9,618 %) gem. § 22 Abs. 2 WpHG, 70.995 (0,0136 %) gem. § 22 Abs. 1 Nr. 1 WpHG |
| Stadt Herne, Friedrich-Ebert-Platz 2, 44623 Herne | 5 % | 0 | 0 | 0 | 61.095.525 | 11,51 | 61.095.525 (11,51 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 50.412.708 (9,63 %) gem. § 22 Abs. 2 WpHG |
| Stadt Lünen, Willy-Brandt-Platz 1, 44530 Lünen | 5 % | 10.000 | 0,0019 | 10.000 (0,0019 %) gem. § 22 Abs. 1 Nr. 1 WpHG | 61.095.525 | 11,51 | 60.788.975 (11,448 %) gem. § 22 Abs. 2 WpHG, 306.550 (0,0577 %) gem. § 22 Abs. 1 Nr. 1 WpHG | 10% | 50.412.708 | 9,63 | 50.106.158 (9,573 %) gem. § 22 Abs. 2 WpHG, 306.550 (0,0586 %) gem. § 22 Abs. 1 Nr. 1 WpHG |
| Stadt Rheda-Wiedenbrück, Rathausplatz 13, 33378 Rheda-Wiedenbrück | 5 % | 58.965 | 0,011 | 0 | 61.095.525 | 11,51 | 61.036.560 (11,495 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 50.353.743 (9,62 %) gem. § 22 Abs. 2 WpHG |
| Stadt Werne, Konrad-Adenauer-Platz 1, 59368 Werne | 5 % | 31.440 | 0,006 | 0 | 61.095.525 | 11,51 | 61.064.085 (11,4988 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 50.381.268 (9,626 %) gem. § 22 Abs. 2 WpHG |
| Stadt Witten, Marktstr. 16, 58449 Witten | 5 % | 0 | 0 | 0 | 61.095.525 | 11,51 | 61.095.525 (11,51 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 50.412.708 (9,63 %) gem. § 22 Abs. 2 WpHG |
| Stadt Wuppertal, Wegnerstr. 13–15, 42269 Wuppertal | 5 % | 319.730 | 0,0611 | 250.980 (0,048 %) gem. § 22 Abs. 1 Nr. 1 WpHG | 61.095.525 | 11,51 | 60.775.795 (11,446 %) gem. § 22 Abs. 2 WpHG, 250.980 (0,0473 %) gem. § 22 Abs. 1 Nr. 1 WpHG | 10% | 50.412.708 | 9,63 | 50.092.978 (9,571 %) gem. § 22 Abs. 2 WpHG, 250.980 (0,048 %) gem. § 22 Abs. 1 Nr. 1 WpHG |
| Städtische Wirtschaftsbetriebe Telgte, Baßfeld 4–6, 48291 Telgte | 5 % | 5.630 | 0,0011 | 0 | 61.095.525 | 11,51 | 61.089.895 (11,505 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 50.407.078 (9,631 %) gem. § 22 Abs. 2 WpHG |
| Stadtwerke Ahaus GmbH, Hoher Weg 2, 48683 Ahaus | 5 % | 6.995 | 0,0013 | 0 | 61.095.525 | 11,51 | 61.088.530 (11,504 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 50.405.713 (9,6303 %) gem. § 22 Abs. 2 WpHG |
| Stadtwerke Bochum GmbH, Massenbergstr. 15–17, 44787 Bochum | 5 % | 0 | 0 | 0 | 61.095.525 | 11,51 | 61.095.525 (11,51 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 50.412.708 (9,63 %) gem. § 22 Abs. 2 WpHG |
| Stadtwerke Coesfeld GmbH, Dülmener Str. 21–23, 48653 Coesfeld | 5 % | [illegible] | [illegible] | 0 | 61.095.525 | 11,51 | 61.076.635 (11,502 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 50.393.818 (9,629 %) gem. § 22 Abs. 2 WpHG |
| Stadtwerke Gronau GmbH, Laubstiege 19, 48599 Gronau | 5 % | 15.565 | 0,003 | 0 | 61.095.525 | 11,51 | 61.079.960 (11,503 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 50.397.143 (9,629 %) gem. § 22 Abs. 2 WpHG |
| Stadtwerke Herne AG, Grenzweg 18, 44623 Herne | 5 % | 1.098.000 | 0,21 | 0 | 61.095.525 | 11,51 | 59.997.525 (11,298 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 49.314.708 (9,422 %) gem. § 22 Abs. 2 WpHG |
| Stadtwerke Münster GmbH, Hafenplatz 1, 48155 Münster | 5 % | 375.420 | 0,0717 | 0 | 61.095.525 | 11,51 | 60.720.105 (11,435 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 50.037.288 (9,56 %) gem. § 22 Abs. 2 WpHG |
| Stadtwerke Rhede GmbH, Industriestr. 15, 46414 Rhede | 5 % | 9.540 | 0,0018 | 0 | 61.095.525 | 11,51 | 61.085.985 (11,504 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 50.403.168 (9,6298 %) gem. § 22 Abs. 2 WpHG |
| SVS-Versorgungsbetriebe GmbH Stadtlohn, Von-Ardenne-Str. 8, 48703 Stadtlohn | 5 % | 3.105 | 0,0006 | 0 | 61.095.525 | 11,51 | 61.092.420 (11,505 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 50.409.603 (9,631 %) gem. § 22 Abs. 2 WpHG |
| Vereinigung ehemaliger kommunaler Aktionäre der VEW GmbH, Südwall 2–4, 44122 Dortmund | 5 % | 0 | 0 | 0 | 61.095.525 | 11,51 | 61.095.525 (11,51 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 50.412.708 (9,63 %) gem. § 22 Abs. 2 WpHG |
| Vermögensverwaltungsgesellschaft für Versorgung und Verkehr der Stadt Herne mbH, Grenzweg 18, 44623 Herne | 5 % | 2.417.890 | 0,462 | 1.098.000 (0,2098 %) gem. § 22 Abs. 1 Nr. 1 WpHG | 61.095.525 | 11,51 | 58.677.635 (11,0504 %) gem. § 22 Abs. 2 WpHG, 1.098.000 (0,2068 %) gem. § 22 Abs. 1 Nr. 1 WpHG | 10% | 50.412.708 | 9,63 | 47.994.818 (9,1697 %) gem. § 22 Abs. 2 WpHG, 1.098.000 (0,2098 %) gem. § 22 Abs. 1 Nr. 1 WpHG |
| Windor GmbH, Bismarckstr. 24, 46284 Dorsten | 5 % | 21.785 | 0,0042 | 0 | 61.095.525 | 11,51 | 61.073.740 (11,502 %) gem. § 22 Abs. 2 WpHG | 10% | 50.412.708 | 9,63 | 50.390.923 (9,628 %) gem. § 22 Abs. 2 WpHG |

Folgende Körperschaften haben am 12. Januar 2006 die folgenden Stimmrechtsschwellen unterschritten und halten nun den nachfolgend aufgeführten Stimmrechtsanteil an der RWE AG. Diese Körperschaften hielten am 1. April 2002 folgende Stimmrechtsanteile an der RWE AG:

| Körperschaft (Name/Firma, Anschrift) | Unterschrittene Schwellen am 12. Januar 2006 | Anzahl Stimmrechte am 12. Januar 2006 (Gesamt) | Stimmrechtsanteil am 12. Januar 2006 in Prozent (Gesamt) | Davon zuzurechnende Stimmrechte und zuzurechnender Stimmrechtsanteil in Prozent am 12. Januar 2006/ Zurechnungstatbestand | Anzahl Stimmrechte am 01. April 2002 (Gesamt) | Stimmrechtsanteil am 01. April 2002 in Prozent (Gesamt) | Davon zuzurechnende Stimmrechte und zuzurechnender Stimmrechtsanteil in Prozent am 01. April 2002/ Zurechnungstatbestand |
|---|---|---|---|---|---|---|---|
| Kreis Steinfurt, Tecklenburger Str. 10, 48565 Steinfurt | 5 %<br>10 %<br>25 % | 1.090.890 | 0,208 | 1.090.800 (0,208 %) gem. § 22 Abs. 1 Nr. 1 WpHG | 148.282.338 | 27,93 | 146.891.448 (27,66 %) gem. § 22 Abs. 2 WpHG, 1.390.890 (0,262 %) gem. § 22 Abs. 1 Nr. 1 WpHG |
| Landschaftsverband Westfalen-Lippe, Freiherr-vom-Stein-Platz 1, 48133 Münster | 5 %<br>10 %<br>25 % | 465.475 | 0,0889 | 463.856 (0,0886 %) gem. § 22 Abs. 1 Nr. 1 WpHG | 148.282.338 | 27,93 | 147.046.831 (27,692 %) gem. § 22 Abs. 2 WpHG, 1.234.687 (0,233 %) gem. § 22 Abs. 1 Nr. 1 WpHG |

Folgende Körperschaften haben am 12. Januar 2006 die folgenden Stimmrechtsschwellen unterschritten und halten nun den nachfolgend aufgeführten Stimmrechtsanteil an der RWE AG. Diese Körperschaften hatten an folgenden Daten folgende Stimmrechtsschwellen überschritten und hielten nach Überschreitung folgende Stimmrechtsanteile an der RWE AG:

| Körperschaft (Name/Firma, Anschrift) | Unterschrittene Schwellen am 12. Januar 2006 | Anzahl Stimmrechte am 12. Januar 2006 (Gesamt) | Stimmrechtsanteil am 12. Januar 2006 in Prozent (Gesamt) | Davon zuzurechnende Stimmrechte und zuzurechnender Stimmrechtsanteil in Prozent am 12. Januar 2006/ Zurechnungstatbestand | Datum der Überschreitung der Stimmrechtsschwelle | Überschrittene Schwellen an diesem Datum | Anzahl Stimmrechte an diesem Datum | Stimmrechtsanteil an diesem Datum in Prozent | Davon zuzurechnende Stimmrechte und zuzurechnender Stimmrechtsanteil in Prozent an diesem Datum/ Zurechnungstatbestand |
|---|---|---|---|---|---|---|---|---|---|
| KEB Holding AG, Südwall 2–4, 44122 Dortmund | 5 %<br>10 % | 0 | 0 | 0 | 02.10.2002 | 5 % | 50.412.708 | 9,63 | 21.364.716 (4,082 %) gem. § 22 Abs. 2 WpHG, 29.047.992 (5,55 %) gem. § 22 Abs. 1 Nr. 1 WpHG |
| KEB Holding AG, Südwall 2–4, 44122 Dortmund | 5 %<br>10 % | 0 | 0 | 0 | 14.10.2002 | 10 % | 79.460.700 | 15,18 | 29.047.992 (5,55 %) gem. § 22 Abs. 1 S. 1 Nr. 2, S. 2 WpHG, 50.412.708 (9,63 %) gem. § 22 Abs. 2 WpHG |
| Stadt Dortmund, Südwall 2–4, 44139 Dortmund | 5 %<br>10 % | 292.030 | 0,056 | 290.200 (0,055 %) gem. § 22 Abs. 1 Nr. 1 WpHG | 14.10.2002 | 10% | 79.460.700 | 15,18 | 79.458.870 (15,18 %) gem. § 22 Abs. 2 WpHG, davon 29.047.992 (5,55 %) auch gem. § 22 Abs. 1 S. 1 Nr. 2, S. 2 WpHG und weitere 115.200 (0,022 %) auch gem. § 22 Abs. 1 S. 1 Nr. 1 WpHG |
| Dortmunder Stadtwerke AG, Deggingstraße 40, 44141 Dortmund | 5 %<br>10 % | 290.200 | 0,055 | 0 | 14.10.2002 | 10% | 79.460.700 | 15,18 | 79.345.500 (15,158 %) gem. § 22 Abs. 2 WpHG, davon 29.047.992 (5,55 %) auch gem. § 22 Abs. 1 S. 1 Nr. 2, S. 2 WpHG |

2. **Die Vereinigung ehemaliger kommunaler Aktionäre der VEW GmbH** mit Sitz in Dortmund hat uns namens und im Auftrag der **KEB Holding AG** mit Sitz in Dortmund als Rechtsnachfolgerin der Kommunalen Energie-Beteiligungsgesellschaft mit beschränkter Haftung mit ehemaligem Sitz gleichfalls in Dortmund berichtigend Folgendes mitgeteilt: Die Kommunale Energie-Beteiligungsgesellschaft mit beschränkter Haftung wurde am 6. Mai 2004 auf die KEB Holding AG als übernehmenden Rechtsträger verschmolzen; ihr stehen folglich keine Stimmrechte an der RWE AG mehr zu. Damit waren die Schwellen von 5 % und 10 % der Stimmrechte an der RWE AG unterschritten. Am 1. April 2002 standen der Kommunale Energie-Beteiligungsgesellschaft mit beschränkter Haftung 61.095.525 von insgesamt 531.000.000 Stimmrechten an der RWE AG zu, was einem Stimmrechtsanteil von 11,51 % entsprach. Davon waren ihr 22.166.620 Stimmrechte oder ein Stimmrechtsanteil von 4,18 % gem. § 22 Abs. 2 WpHG zuzurechnen. Die Kommunale Energie-Beteiligungsgesellschaft mit beschränkter Haftung hat am 30. September 2002 die Schwelle von 10 % der Stimmrechte an der RWE AG unterschritten. Ihr standen nach dem Unterschreiten 50.412.708 von insgesamt 523.405.000 Stimmrechten an der RWE AG zu, was einem Stimmrechtsanteil von 9,63 % entsprach. Davon waren ihr 21.364.716 Stimmrechte oder ein Stimmrechtsanteil von 4,08 % gem. § 22 Abs. 2 WpHG zuzurechnen. Die Kommunale Energie-Beteiligungsgesellschaft mit beschränkter Haftung hat am 14. Oktober 2002 die Schwelle von 10 % der Stimmrechte an der RWE AG überschritten. Ihr standen nach dem Überschreiten 79.460.700 von insgesamt 523.405.000 Stimmrechten an der RWE AG zu, was einem Stimmrechtsanteil von 15,18 % entsprach. Davon waren ihr 21.364.716 Stimmrechte oder ein Stimmrechtsanteil von 4,08 % gem. § 22 Abs. 2 WpHG, 29.047.992 Stimmrechte oder ein Stimmrechtsanteil von 5,55 % gem. § 22 Abs. 1 Nr. 2 WpHG und 29.047.992 Stimmrechte oder ein Stimmrechtsanteil von 5,55 % gem. § 22 Abs. 2 WpHG zuzurechnen.
3. **Der Verband der kommunalen RWE-Aktionäre GmbH** mit Sitz in Essen hat uns gemäß §§ 21, 22, 41 WpHG im eigenen Namen sowie namens und in Vollmacht der in den nachstehenden Tabellen aufgelisteten Körperschaften Folgendes mitgeteilt:

   Folgende Körperschaften haben am 12. Januar 2006 die folgenden Stimmrechtsschwellen unterschritten und halten nun den nachfolgend aufgeführten Stimmrechtsanteil an der RWE AG. Diese Körperschaften hielten am 1. April 2002 folgende Stimmrechtsanteile an der RWE AG:

| Körperschaft (Name/Firma, Anschrift) | Unterschrittene Schwellen am 12. Januar 2006 | Anzahl Stimmrechte am 12. Januar 2006 (Gesamt) | Stimmrechtsanteil am 12. Januar 2006 in Prozent (Gesamt) | Davon zuzurechnende Stimmrechte und zuzurechnender Stimmrechtsanteil in Prozent am 12. Januar 2006/ Zurechnungstatbestand | Anzahl Stimmrechte am 01. April 2002 (Gesamt) | Stimmrechtsanteil am 01. April 2002 in Prozent (Gesamt) | Davon zuzurechnende Stimmrechte und zuzurechnender Stimmrechtsanteil in Prozent am 01. April 2002/ Zurechnungstatbestand |
|---|---|---|---|---|---|---|---|
| Elektrizitäts-Zweckverband<br>Verbandsverwaltung Zweckverband,<br>Rathausstr. 1, 58791 [illegible] | 5 %<br>10 % | 466.880 | 0,0892 | 0 | 94.608.430 | 17,82 | 94.141.740<br>(17,58 %)<br>gem. § 22 Abs. 2 WpHG |
| Gemeinde Reken,<br>Kirchstr. 14, 48734 Reken | 5 %<br>10 % | 3.815 | 0,00073 | 0 | 94.608.430 | 17,82 | 94.604.615<br>(17,816 %)<br>gem. § 22 Abs. 2 WpHG |
| GVV-Kommunalversicherung<br>Versicherungsverein auf Gegenseitigkeit,<br>Aachener Straße 952–958, 50933 Köln | 5 %<br>10 % | 0 | 0 | 0 | 94.608.430 | 17,82 | 94.608.430<br>(17,82 %)<br>gem. § 22 Abs. 2 WpHG |
| Kreis Aachen,<br>Zollernstr. 10, 52070 Aachen | 5 %<br>10 % | 857.260 | 0,164 | 0 | 94.608.430 | 17,82 | 93.751.170<br>(17,66 %)<br>gem. § 22 Abs. 2 WpHG |
| Kreis Düren,<br>Bismarckstr. 16, 52351 Düren | 5 %<br>10 % | 1.161.640 | 0,222 | 1.161.640<br>(0,222 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 93.446.790<br>(17,598 %)<br>gem. § 22 Abs. 2 WpHG,<br>1.161.640<br>(0,219 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |
| Kreis Euskirchen,<br>Jülicher Ring 32, 53879 Euskirchen | 5 %<br>10 % | 93.850 | 0,0179 | 0 | 94.608.430 | 17,82 | 94.514.580<br>(17,799 %)<br>gem. § 22 Abs. 2 WpHG |
| Kreis Kleve,<br>Nassauerallee 15–23, 47533 Kleve | 5 %<br>10 % | 2.154.730 | 0,412 | 0 | 94.608.430 | 17,82 | 92.453.700<br>(17,41 %)<br>gem. § 22 Abs. 2 WpHG |
| Kreis Mettmann,<br>Düsseldorfer Str. 26, 40822 Mettmann | 5 %<br>10 % | 2.022.329 | 0,386 | 2.022.329<br>(0,386 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 92.586.101<br>(17,436 %)<br>gem. § 22 Abs. 2 WpHG,<br>2.022.329<br>(0,381 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |
| Kreis Minden-Lübbecke,<br>Portastraße 13, 32423 Minden | 5 %<br>10 % | 269.140 | 0,0514 | 0 | 94.608.430 | 17,82 | 94.450.830<br>(17,787 %)<br>gem. § 22 Abs. 2 WpHG |
| Kreis Viersen,<br>Rathausmarkt 1, 41747 Viersen | 5 %<br>10 % | 1.582.480 | 0,302 | 1.432.180<br>(0,2736 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 93.025.950<br>(17,519 %)<br>gem. § 22 Abs. 2 WpHG,<br>1.432.180<br>(0,2697 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |
| Kreis Wesel,<br>Reeser Landstr. 31, 46483 Wesel | 5 %<br>10 % | 3.667.640 | 0,701 | 3.667.640<br>(0,701 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 90.753.790<br>(17,091 %)<br>gem. § 22 Abs. 2 WpHG,<br>3.854.640<br>(0,726 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |
| Kreissparkasse Düsseldorf,<br>Kasernenstraße 69, 40213 Düsseldorf | 5 %<br>10 % | 0 | 0 | 0 | 94.608.430 | 17,82 | 94.608.430<br>(17,817 %)<br>gem. § 22 Abs. 2 WpHG |
| Kreissparkasse Köln,<br>Neumarkt 18–24, 50667 Köln | 5 %<br>10 % | 0 | 0 | 0 | 94.608.430 | 17,82 | 94.584.795<br>(17,798 %)<br>gem. § 22 Abs. 2 WpHG |
| Landesbank Rheinland-Pfalz,<br>Große Bleiche 54–56, 55098 Mainz | 5 %<br>10 % | 0 | 0 | 0 | 94.608.430 | 17,82 | 94.608.430<br>(17,82 %)<br>gem. § 22 Abs. 2 WpHG |
| Landeshauptstadt Düsseldorf,<br>Marktplatz 1–2, 40200 Düsseldorf | 5 %<br>10 % | 9.309.330 | 1,779 | 3.637.950<br>(0,695 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 84.798.850<br>(15,97 %)<br>gem. § 22 Abs. 2 WpHG,<br>3.637.950<br>(0,685 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |
| Landkreis Ahrweiler,<br>Wilhelmstr. 24–30,<br>53474 Bad Neuenahr-Ahrweiler | 5 %<br>10 % | 592.540 | 0,1132 | 178.150<br>(0,034 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG,<br>130.637<br>(0,025 %)<br>gem. § 22 Abs. 1 Nr. 6 WpHG | 94.608.430 | 17,82 | 94.004.640<br>(17,703 %)<br>gem. § 22 Abs. 2 WpHG,<br>178.150<br>(0,0335 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG,<br>130.637<br>(0,0246 %)<br>gem. § 22 Abs. 1 Nr. 6 WpHG |
| Landkreis Altenkirchen,<br>Parkstr. 1, 57610 Altenkirchen | 5 %<br>10 % | 2.303.409 | 0,4401 | 804.912<br>(0,1538 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 93.032.721<br>(17,52 %)<br>gem. § 22 Abs. 2 WpHG,<br>804.912<br>(0,152 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |
| Landkreis Bad Kreuznach,<br>Salinenstr. 17, 55543 Bad Kreuznach | 5 %<br>10 % | 175.540 | 0,0336 | 0 | 94.608.430 | 17,82 | 94.825.150<br>(17,801 %)<br>gem. § 22 Abs. 2 WpHG |
| Landkreis Bernkastel-Wittlich,<br>Kurfürstenstr. 16, 54516 Wittlich | 5 %<br>10 % | 408.500 | 0,078 | 0 | 94.608.430 | 17,82 | 94.198.930<br>(17,74 %)<br>gem. § 22 Abs. 2 WpHG |
| Landkreis Birkenfeld,<br>Schneewiesenstr. 25, 55765 Birkenfeld | 5 %<br>10 % | 658.680 | 0,1255 | 523.150<br>(0,09995 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 93.951.750<br>(17,693 %)<br>gem. § 22 Abs. 2 WpHG,<br>523.150<br>(0,0985 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |
| Landkreis Bitburg-Prüm,<br>Trierer Str. 1, 54634 Bitburg | 5 %<br>10 % | 501.360 | 0,0958 | 200.000<br>(0,0382 %)<br>gem. § 22 Abs. 1<br>Nr. 1, Nr. 6 WpHG | 94.608.430 | 17,82 | 94.107.070<br>(17,723 %)<br>gem. § 22 Abs. 2 WpHG,<br>200.000<br>(0,0377 %)<br>gem. § 22 Abs. 1<br>Nr. 1, Nr. 6 WpHG |
| Landkreis Cochem-Zell,<br>Endertplatz 2, 56812 Cochem | 5 %<br>10 % | 697.440 | 0,1333 | 685.364<br>(0,1309 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 93.910.840<br>(17,686 %)<br>gem. § 22 Abs. 2 WpHG,<br>664.761<br>(0,125 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |
| Landkreis Daun,<br>Mainzer Str. 25, 54550 Daun | 5 %<br>10 % | 242.920 | 0,0464 | 242.920<br>(0,0464 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 94.365.510<br>(17,771 %)<br>gem. § 22 Abs. 2 WpHG,<br>242.920<br>(0,0457 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |
| Landkreis Emsland,<br>Ordeniederung 1, 49716 Meppen | 5 %<br>10 % | 337.940 | 0,0646 | 317.940<br>(0,0607 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 94.270.490<br>(17,753 %)<br>gem. § 22 Abs. 2 WpHG,<br>317.940<br>(0,0599 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |
| Landkreis Grafschaft Bentheim,<br>van-Delden-Str. 1–7, 48529 Nordhorn | 5 %<br>10 % | 616.040 | 0,1177 | 616.040<br>(0,1177 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 93.992.390<br>(17,701 %)<br>gem. § 22 Abs. 2 WpHG,<br>616.040<br>(0,116 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |
| Landkreis Mainz-Bingen,<br>Georg-Rückert-Str. 11, 55218 Ingelheim | 5 %<br>10 % | 58.260 | 0,0113 | 0 | 94.608.430 | 17,82 | 94.548.170<br>(17,806 %)<br>gem. § 22 Abs. 2 WpHG |
| Landkreis Mayen-Koblenz,<br>Bahnhofstr. 9, 56068 Koblenz | 5 %<br>10 % | 1.700.010 | 0,325 | 1.669.680<br>(0,319 %)<br>gem. § 22 Abs. 1<br>Nr. 1, Nr. 6 WpHG | 94.608.430 | 17,82 | 92.908.420<br>(17,497 %)<br>gem. § 22 Abs. 2 WpHG,<br>1.669.680<br>(0,314 %)<br>gem. § 22 Abs. 1<br>Nr. 1, Nr. 6 WpHG |
| Landkreis Merzig-Wadern,<br>Bahnhofstr. 44, 66663 Merzig | 5 %<br>10 % | 680.055 | 0,1299 | 666.155<br>(0,1273 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 93.928.375<br>(17,689 %)<br>gem. § 22 Abs. 2 WpHG,<br>666.155<br>(0,125 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |
| Landkreis Osnabrück,<br>Am Schölerberg 1, 49082 Osnabrück | 5 %<br>10 % | 2.091.110 | 0,3995 | 2.091.110<br>(0,3995 %)<br>gem. § 22 Abs. 1<br>Nr. 1, Nr. 6 WpHG | 94.608.430 | 17,82 | 92.517.320<br>(17,423 %)<br>gem. § 22 Abs. 2 WpHG,<br>2.091.110<br>(0,394 %)<br>gem. § 22 Abs. 1<br>Nr. 1, Nr. 6 WpHG |
| Landkreis Trier-Saarburg,<br>Willy-Brandt-Platz 1, 54290 Trier | 5 %<br>10 % | 701.840 | 0,134 | 0 | 94.608.430 | 17,82 | 93.864.080<br>(17,677 %)<br>gem. § 22 Abs. 2 WpHG |
| Landschaftsverband Rheinland,<br>Kennedy-Ufer 2, 50679 Köln | 5 %<br>10 % | 2.055.201 | 0,3927 | 0 | 94.608.430 | 17,82 | 92.053.229<br>(17,338 %)<br>gem. § 22 Abs. 2 WpHG |
| Landwirtschaftskammer Nordrhein-Westfalen,<br>Nevinghoff 40, 48147 Münster | 5 %<br>10 % | 78.458 | 0,0148 | 0 | 94.608.430 | 17,82 | 94.531.872<br>(17,803 %)<br>gem. § 22 Abs. 2 WpHG |
| Märkischer Kreis,<br>Heedfelder Str. 45, 58509 Lüdenscheid | 5 %<br>10 % | 1.254.405 | 0,2397 | 1.254.405<br>(0,2397 %)<br>gem. § 22 Abs. 1<br>Nr. 1, Nr. 2 WpHG | 94.608.430 | 17,82 | 93.354.025<br>(17,581 %)<br>gem. § 22 Abs. 2 WpHG,<br>1.178.685<br>(0,2235 %)<br>gem. § 22 Abs. 1<br>Nr. 1, Nr. 2 WpHG |
| Norddeutsche Landesbank Girozentrale,<br>Friedrichswall 10, 30159 Hannover | 5 %<br>10 % | 0 | 0 | 0 | 94.608.430 | 17,82 | 94.608.430<br>(17,82 %)<br>gem. § 22 Abs. 2 WpHG |
| Oberbergischer Kreis,<br>Moltkestr. 42, 51643 Gummersbach | 5 %<br>10 % | 52.200 | 0,001 | 0 | 94.608.430 | 17,82 | 94.556.230<br>(17,807 %)<br>gem. § 22 Abs. 2 WpHG |
| Provinzial Rheinland Lebensversicherung AG,<br>Provinzialplatz 1, 40591 Düsseldorf | 5 %<br>10 % | 0 | 0 | 0 | 94.608.430 | 17,82 | 94.608.430<br>(17,82 %)<br>gem. § 22 Abs. 2 WpHG |
| Provinzial Rheinland Versicherung AG,<br>Provinzialplatz 1, 40591 Düsseldorf | 5 %<br>10 % | 0 | 0 | 0 | 94.608.430 | 17,82 | 94.608.430<br>(17,82 %)<br>gem. § 22 Abs. 2 WpHG |
| Rhein-Erft-Kreis,<br>Willy-Brandt-Platz 1, 50126 Bergheim | 5 %<br>10 % | 968.785 | 0,1851 | 175.000<br>(0,0334 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 93.500.832<br>(17,608 %)<br>gem. § 22 Abs. 2 WpHG,<br>200.000<br>(0,0377 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |
| Rhein-Hunsrück-Kreis,<br>Ludwigstr. 3–5, 55469 Simmern | 5 %<br>10 % | 640.460 | 0,1224 | 0 | 94.608.430 | 17,82 | 93.967.970<br>(17,[illegible] %)<br>gem. § 22 Abs. 2 WpHG |
| Rheinisch-Bergischer Kreis,<br>Am Rübezahlwald 7, 51469 Bergisch Gladbach | 5 %<br>10 % | 799.145 | 0,1527 | 671.385<br>(0,1283 %)<br>gem. § 22 Abs. 1 Nr. 6 WpHG | 94.608.430 | 17,82 | 94.315.070<br>(17,762 %)<br>gem. § 22 Abs. 2 WpHG |
| Rheinischer Sparkassen- und Giroverband,<br>Kirchfeldstr. 60, 40217 Düsseldorf | 5 %<br>10 % | 0 | 0 | 0 | 94.608.430 | 17,82 | 94.608.430<br>(17,82 %)<br>gem. § 22 Abs. 2 WpHG |
| Rhein-Kreis Neuss,<br>Auf der Schanze 4, 41515 Grevenbroich | 5 %<br>10 % | 148.280 | 0,0285 | 147.765<br>(0,0282 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 94.459.150<br>(17,789 %)<br>gem. § 22<br>Abs. 2 WpHG,<br>147.765<br>(0,0278 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |
| Rhein-Sieg-Kreis,<br>Kaiser-Wilhelm-Platz 1, 53721 Siegburg | 5 %<br>10 % | 1.552.515 | 0,2966 | 1.552.515<br>(0,2966 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 93.055.915<br>(17,525 %)<br>gem. § 22 Abs. 2 WpHG,<br>1.552.515<br>(0,292 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |
| Sparkasse Aachen,<br>Friedrich-Wilhelm-Platz 1–4, 52062 Aachen | 5 %<br>10 % | 0 | 0 | 0 | 94.608.430 | 17,82 | 94.608.430<br>(17,82 %)<br>gem. § 22 Abs. 2 WpHG |
| Sparkasse am Niederrhein,<br>Ostring 4–7, 47439 Moers | 5 %<br>10 % | 0 | 0 | 0 | 94.608.430 | 17,82 | 94.608.430<br>(17,82 %)<br>gem. § 22 Abs. 2 WpHG |
| Sparkasse Duisburg,<br>Königstr. 23–25, 47051 Duisburg | 5 %<br>10 % | 228.400 | 0,0436 | 0 | 94.608.430 | 17,82 | 94.367.090<br>(17,772 %)<br>gem. § 22 Abs. 2 WpHG |
| Sparkasse Essen,<br>Dritter Hagen 43, 45127 Essen | 5 %<br>10 % | 0 | 0 | 0 | 94.608.430 | 17,82 | 94.608.430<br>(17,82 %)<br>gem. § 22 Abs. 2 WpHG |
| Sparkasse Gelsenkirchen,<br>Neumarkt 2, 45879 Gelsenkirchen | 5 %<br>10 % | 0 | 0 | 0 | 94.608.430 | 17,82 | 94.608.430<br>(17,82 %)<br>gem. § 22 Abs. 2 WpHG |
| Sparkasse KölnBonn,<br>Hahnenstr. 57, 50667 Köln | 5 %<br>10 % | 0 | 0 | 0 | 94.608.430 | 17,82 | 94.608.430<br>(17,82 %)<br>gem. § 22 Abs. 2 WpHG |
| Sparkasse Krefeld,<br>Ostwall 155, 47798 Krefeld | 5 %<br>10 % | 7.000 | 0,0013 | 0 | 94.608.430 | 17,82 | 93.708.140<br>(17,647 %)<br>gem. § 22 Abs. 2 WpHG |
| Sparkasse Leverkusen,<br>Friedrich-Ebert-Str. 39, 51373 Leverkusen | 5 %<br>10 % | 0 | 0 | 0 | 94.608.430 | 17,82 | 94.408.430<br>(17,779 %)<br>gem. § 22 Abs. 2 WpHG |
| Sparkasse Mülheim a. d. Ruhr,<br>Berliner Platz 1, 45466 Mülheim/Ruhr | 5 %<br>10 % | 93.308 | 0,018 | 0 | 94.608.430 | 17,82 | 94.421.814<br>(17,782 %)<br>gem. § 22 Abs. 2 WpHG |
| Sparkasse Neuss,<br>Oberstraße 110–124, 41460 Neuss | 5 %<br>10 % | 0 | 0 | 0 | 94.608.430 | 17,82 | 94.608.430<br>(17,82 %)<br>gem. § 22 Abs. 2 WpHG |
| Sparkassen- und Giroverband Rheinland-Pfalz,<br>Im Wald 1, 55257 Budenheim | 5 %<br>10 % | 0 | 0 | 0 | 94.608.430 | 17,82 | 94.608.430<br>(17,82 %)<br>gem. § 22 Abs. 2 WpHG |
| Stadt Bingen am Rhein,<br>Burg Klopp, 55411 Bingen am Rhein | 5 %<br>10 % | 378.170 | 0,0723 | 369.570<br>(0,0706 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 94.230.260<br>(17,746 %)<br>gem. § 22 Abs. 2 WpHG,<br>369.570<br>(0,0696 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |
| Stadt Bottrop,<br>Ernst-Wilczok-Platz 1, 46263 Bottrop | 5 %<br>10 % | 1.023.000 | 0,195 | 56.630<br>(0,0108 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG,<br>478.280<br>(0,091 %)<br>gem. § 22 Abs. 1 Nr. 2 WpHG | 94.608.430 | 17,82 | 93.585.430<br>(17,624 %)<br>gem. § 22 Abs. 2 WpHG,<br>56.630<br>(0,0107 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG,<br>478.280<br>(0,0897 %)<br>gem. § 22 Abs. 1 Nr. 2 WpHG |
| Stadt Duisburg,<br>Burgplatz 19, 47049 Duisburg | 5 %<br>10 % | 161.660 | 0,0309 | 0 | 94.608.430 | 17,82 | 94.446.770<br>(17,787 %)<br>gem. § 22 Abs. 2 WpHG |
| Stadt Eschweiler,<br>Rathausplatz 1, 52249 Eschweiler | 5 %<br>10 % | 346.790 | 0,0663 | 134.463<br>(0,0257 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 94.261.640<br>(17,752 %)<br>gem. § 22 Abs. 2 WpHG |
| Stadt Essen,<br>Porscheplatz 1, 45121 Essen | 5 %<br>10 % | 15.368.100 | 2,936 | 3.623.100<br>(0,6922 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 79.240.330<br>(14,923 %)<br>gem. § 22 Abs. 2 WpHG,<br>3.623.100<br>(0,6823 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |
| Stadt Gelsenkirchen, Rathaus Buer,<br>Goldbergstr. 12, 45875 Gelsenkirchen | 5 %<br>10 % | 2.758.825 | 0,527 | 718.575<br>(0,1373 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 91.849.605<br>(17,297 %)<br>gem. § 22 Abs. 2 WpHG,<br>718.575<br>(0,1353 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |
| Stadt Gladbeck,<br>Willy-Brandt-Platz 2, 45964 Gladbeck | 5 %<br>10 % | 1.073.635 | 0,2051 | 1.073.635<br>(0,2051 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 93.695.670<br>(17,645 %)<br>gem. 22 Abs. 2 WpHG,<br>912.760<br>(0,172 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |
| Stadt Hürth,<br>Friedrich-Ebert-Str. 40, 50354 Hürth | 5 %<br>10 % | 479.550 | 0,0916 | 479.550<br>(0,0916 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 94.128.880<br>(17,727 %)<br>gem. § 22 Abs. 2 WpHG,<br>479.550<br>(0,0903 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |
| Stadt Köln,<br>Laurenzplatz 1–3, 50667 Köln | 5 %<br>10 % | 718.120 | 0,1372 | 600.000<br>(0,1146 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 93.890.310<br>(17,682 %)<br>gem. § 22 Abs. 2 WpHG,<br>600.000<br>(0,113 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |
| Stadt Krefeld,<br>von-der-Leyen-Platz 1, 47798 Krefeld | 5 %<br>10 % | 1.252.055 | 0,2392 | 543.155<br>(0,1038 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 93.354.375<br>(17,581 %)<br>gem. § 22 Abs. 2 WpHG,<br>543.155<br>(0,1023 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |

| Körperschaft (Name/Firma, Anschrift) | Unterschrittene Schwellen am 12. Januar 2006 | Anzahl Stimmrechte am 12. Januar 2006 (Gesamt) | Stimmrechtsanteil am 12. Januar 2006 in Prozent (Gesamt) | Davon zuzurechnende Stimmrechte und zuzurechnender Stimmrechtsanteil in Prozent am 12. Januar 2006/ Zurechnungstatbestand | Anzahl Stimmrechte am 01. April 2002 (Gesamt) | Stimmrechtsanteil am 01. April 2002 in Prozent (Gesamt) | Davon zuzurechnende Stimmrechte und zuzurechnender Stimmrechtsanteil in Prozent am 01. April 2002/ Zurechnungstatbestand |
|---|---|---|---|---|---|---|---|
| Stadt Leverkusen,<br>Friedrich-Ebert-Platz 1, 51373 Leverkusen | 5 %<br>10 % | 576.810 | 0,1102 | 576.810<br>(0,1102 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 94.095.970<br>(17,721 %)<br>gem. § 22 Abs. 2 WpHG,<br>512.460<br>(0,0965 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |
| Stadt Mönchengladbach,<br>Rathausplatz 1, 41061 Mönchengladbach | 5 %<br>10 % | 1.461.210 | 0,279 | 1.461.210<br>(0,279 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 93.147.220<br>(17,542 %)<br>gem. § 22 Abs. 2 WpHG,<br>1.461.210<br>(0,2752 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |
| Stadt Mülheim an der Ruhr,<br>Rohrstr. 32–34, 45468 Mülheim/Ruhr | 5 %<br>10 % | 7.889.035 | 1,5073 | 3.913.075<br>(0,7476 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG,<br>686.480<br>(0,1273 %)<br>gem. § 22 Abs. 1 Nr. 6 WpHG | 94.608.430 | 17,82 | 86.719.395<br>(16,331 %)<br>gem. § 22 Abs. 2 WpHG |
| Stadt Mülheim-Kärlich,<br>Kapellenplatz, 56218 Mülheim-Kärlich | 5 %<br>10 % | 200.000 | 0,0382 | 0 | 94.608.430 | 17,82 | 94.408.430<br>(17,779 %)<br>gem. § 22 Abs. 2 WpHG |
| Stadt Neuss,<br>Rathaus, Markt 2, 41460 Neuss | 5 %<br>10 % | 78.230 | 0,0149 | 0 | 94.608.430 | 17,82 | 94.530.200<br>(17,802 %)<br>gem. § 22 Abs. 2 WpHG |
| Stadt Oberhausen,<br>Schwartzstr. 72, 46042 Oberhausen | 5 %<br>10 % | 1.133.800 | 0,217 | 1.133.800<br>(0,217 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 94.007.722<br>(17,704 %)<br>gem. § 22 Abs. 2 WpHG,<br>1.371.540<br>(0,2583 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |
| Stadt Remscheid,<br>Theodor-Heuss-Platz 1, 42853 Remscheid | 5 %<br>10 % | 485.105 | 0,0927 | 215.250<br>(0,0411 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 94.284.200<br>(17,756 %)<br>gem. § 22 Abs. 2 WpHG,<br>215.250<br>(0,0405 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |
| Stadt Siegen,<br>Markt 2, 57072 Siegen | 5 %<br>10 % | 1.171.430 | 0,224 | 705.560<br>(0,1348 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 93.337.000<br>(17,578 %)<br>gem. § 22 Abs. 2 WpHG,<br>715.560<br>(0,1348 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |
| Stadt Solingen,<br>Cronenberger Str. 59/61, 42651 Solingen | 5 %<br>10 % | 160.875 | 0,0307 | 160.875<br>(0,0307 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 94.285.725<br>(17,756 %)<br>gem. § 22 Abs. 2 WpHG,<br>160.875<br>(0,0303 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |
| Stadt Sparkasse Solingen,<br>Kölner Str. 68–72, 42648 Solingen | 5 %<br>10 % | 0 | 0 | 0 | 94.608.430 | 17,82 | 94.608.430<br>(17,82 %)<br>gem. § 22 Abs. 2 WpHG |
| Stadt Trier,<br>Am Augustinerhof, 54290 Trier | 5 %<br>10 % | 1.279.830 | 0,2445 | 1.279.830<br>(0,2445 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 94.608.430 | 17,82 | 93.328.600<br>(17,576 %)<br>gem. § 22 Abs. 2 WpHG,<br>1.279.830<br>(0,241 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |
| Stadtsparkasse Düsseldorf,<br>Berliner Allee 33, 40212 Düsseldorf | 5 %<br>10 % | 0 | 0 | 0 | 94.608.430 | 17,82 | 94.608.430<br>(17,82 %)<br>gem. § 22 Abs. 2 WpHG |
| Stadtsparkasse Mönchengladbach,<br>Bismarckplatz 10, 41063 Mönchengladbach | 5 %<br>10 % | 627.910 | 0,12 | 0 | 94.608.430 | 17,82 | 94.176.430<br>(17,736 %)<br>gem. § 22 Abs. 2 WpHG |
| Stadtsparkasse Oberhausen,<br>Marktstr. 97, 46045 Oberhausen | 5 %<br>10 % | 0 | 0 | 0 | 94.608.430 | 17,82 | 94.608.430<br>(17,82 %)<br>gem. § 22 Abs. 2 WpHG |
| Stadtsparkasse Remscheid,<br>Alleestr. 76/88, 42853 Remscheid | 5 %<br>10 % | 0 | 0 | 0 | 94.608.430 | 17,82 | 94.515.122<br>(17,799 %)<br>gem. § 22 Abs. 2 WpHG |
| Verband der kommunalen RWE-Aktionäre GmbH,<br>Baedekerstraße 5, 45128 Essen | 5 %<br>10 % | 24.400 | 0,0047 | 0 | 94.608.430 | 17,82 | 94.584.030<br>(17,812 %)<br>gem. § 22 Abs. 2 WpHG |
| Verbandsgemeindewerke<br>Weißenthurm – Wasserwerk,<br>Kärlicher Str. 4, 56575 Weißenthurm | 5 %<br>10 % | 10.000 | 0,0019 | 0 | 94.608.430 | 17,82 | 94.598.430<br>(17,815 %)<br>gem. § 22 Abs. 2 WpHG |
| Westfälische Provinzial Versicherung AG,<br>Provinzial-Allee 1, 48131 Münster | 5 %<br>10 % | 350.000 | 0,0669 | 0 | 94.608.430 | 17,82 | 94.204.098<br>(17,741 %)<br>gem. § 22 Abs. 2 WpHG |
| Zweckverband für die Kreissparkasse Köln,<br>Neumarkt 18–24, 50667 Köln | 5 %<br>10 % | 10.000 | 0,0019 | 0 | 94.608.430 | 17,82 | 94.598.430<br>(17,815 %)<br>gem. § 22 Abs. 2 WpHG |
| Zweckverband Stromversorgung Weiherzentrale,<br>Im Kloster 1, 66636 Tholey | 5 %<br>10 % | 282.826 | 0,054 | 255.188<br>(0,0488 %)<br>gem. § 22 Abs. 1 Nr. 1, Nr. 2 WpHG | 94.608.430 | 17,82 | 93.937.230<br>(17,691 %)<br>gem. § 22 Abs. 2 WpHG,<br>255.188<br>(0,0481 %)<br>gem. § 22 Abs. 1 Nr. 1,<br>Nr. 2 WpHG |
| Kreis Gütersloh,<br>Herzebrocker Str. 140, 33324 Gütersloh | 5 %<br>10 %<br>25 % | 89.635 | 0,017 | 0 | 148.282.338 | 27,93 | 147.259.846<br>(27,733 %)<br>gem. § 22 Abs. 2 WpHG |
| Kreis Siegen-Wittgenstein,<br>Koblenzer Str. 73, 57072 Siegen | 5 %<br>10 %<br>25 % | 4.538.965 | 0,867 | 4.522.075<br>(0,864 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 148.282.338 | 27,93 | 143.743.373<br>(27,07 %)<br>gem. § 22 Abs. 2 WpHG,<br>4.480.765<br>(0,844 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |
| Stadt Lingen,<br>Elisabethstr. 14–16, 49808 Lingen | 5 %<br>10 %<br>25 % | 61.995 | 0,0118 | 61.995<br>(0,0118 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG | 148.282.338 | 27,93 | 148.220.343<br>(27,913 %)<br>gem. § 22 Abs. 2 WpHG,<br>61.995<br>(0,0117 %)<br>gem. § 22 Abs. 1 Nr. 1 WpHG |

4. Die **RW Holding AG** mit Sitz in Düsseldorf hat uns vorsorglich gemäß §§ 21, 22, 41 WpHG folgendes mitgeteilt:
   Die RW Holding AG, Herzogstraße 15, 40217 Düsseldorf hat unter Zugrundelegung einer vorherigen Zurechnung gemäß § 22 WpHG am 12. Januar 2006 die Schwellen an Stimmrechten an der RWE AG in Höhe von 5 % und 10 % unterschritten. Der RW Holding AG stehen unter Zugrundelegung einer vorherigen Zurechnung gemäß § 22 WpHG seit diesem Zeitpunkt keine Stimmrechte an der RWE AG mehr zu. Legt man eine vorherige Zurechnung gemäß § 22 WpHG zugrunde, hat die RW Holding AG am 14. Oktober 2002 die Schwellen an Stimmrechten an der RWE AG in Höhe von 5 % und 10 % überschritten. Der RW Holding AG standen ab diesem Zeitpunkt unter Zugrundelegung einer Zurechnung gemäß § 22 WpHG 58.095.984 Stimmrechte von insgesamt 523.405.000 Stimmrechten an der RWE AG zu. Das hätte dann einem Stimmrechtsanteil von 11,10 % entsprochen. Davon könnten der RW Holding AG 29.047.992 Stimmrechte (entsprechend einem Stimmrechtsanteil von 5,55 %) gemäß § 22 Abs. 1 Nr. 2 WpHG und 29.047.992 Stimmrechte (entsprechend einem Stimmrechtsanteil von 5,55 %) gemäß § 22 Abs. 2 WpHG zuzurechnen gewesen sein.

RWE Aktiengesellschaft

Der Vorstand

File No. 82-4018